

October 4, 2012

Via E-mail
David E. Sparks
President and Chief Executive Officer
First Priority Financial Corporation
2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355

> **Re: First Priority Financial Corporation**
> **Amendment No. 1to Registration Statement on Form S-4**
> **Filed September 20, 2012**
> **File No. 333-183118**

Dear Mr. Sparks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Combined Consolidated Financial Information, page 21

1. The interest income relating to the use of proceeds should not be presented on the face of the pro forma consolidated statement of income but can be reflected in the notes to the pro forma financial statements. Please revise pro forma Note (8) accordingly.

The Merger, page 38

2. In the materials submitted in response to prior comment 11, it appears that First Priority provided material, non-public, information to Affinity and its advisor, and that Affinity similarly provided material, non-public, information to First Priority and its advisor. Revise the S-4 to adequately disclose the material non-public information, including earnings expectations and loan quality assessments, that was provided from one merger

party to the other. Alternatively, please provide your analysis as to why this information does not represent material, non-public information.

First Priority's Reasons for the Merger, page 42

3. Revise this section to discuss whether First Priority's board considered the fact that Affinity's loan quality measures lagged those of the comparable transactions identified by Griffin. If the board did consider this factor, please clarify how it impacted their determination to agree to the resulting ownership percentages.

4. In the final bullet point on page 43, you indicate that one factor considered by First Priority's board was the fact that the combined company would be in a better position to redeem its TARP CPP shares from the U.S. Treasury. Please revise your disclosure to clarify if the board considered the fact that the Treasury has been willing to accept less than full payment for TARP shares, and whether the board considered the fact that any discount would be shared by both current First Priority and Affinity shareholders if the redemption occurs after the merger.

Certain Material United States Federal Income Tax Consequences…, page 77

5. Revise this section, including the heading and the first line, to clarify that you have disclosed all material federal income tax consequences of the merger to shareholders of Affinity, other than consequences arising from the shareholder's status as disclosed later in the first paragraph.

6. Please revise this section to clarify the portions of the text represent the opinions of counsel as part of the two tax opinion exhibits. Also revise the two opinions to clearly establish that referenced text is part of the opinion. Be sure that the new text reconciles with the related statements in exhibits 8.1 and 8.2. For example, we note that the Barley Snyder letter refers to "assumptions and qualifications set forth in the discussion in the proxy," however the currently referenced text at this heading does not seem to include any assumptions and qualifications.

David E. Sparks
First Priority Financial Corporation
October 4, 2012
Page 3

First Priority's Financial Statements

Unaudited Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 162

7. We note your response to prior comment 19 in our letter dated August 31, 2012. Please provide us with the following specific detailed information to support the realizability of the net deferred tax asset at December 31, 2011 and as of June 30, 2012.

- Detailed information comparing actual vs forecasted results for the fiscal years ended December 31, 2010 and December 31, 2011 and for the six month period ending June 30, 2012. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized.
- Provide us with your forecasted projections utilized at both December 31, 2011 (12 month period) and at June 30, 2012 (24 month period), including all assumptions considered;
- Explain to us the basis for utilizing a twelve month forecast at December 31, 2011 and a twenty-four month forecast at June 30, 2012;
- Explain to us how core earnings have been determined and reflected within the forecasted projections and the basis for excluding specific expense items; and
- Detailed information addressing the future reversals and timing of existing taxable temporary differences.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 8.1

8. Revise this opinion to delete the term "certain" from the first line. The opinion must address all of the material federal income tax consequences.

9. Revise the second sentence of the last paragraph to remove any explicit implication that shareholders may not rely upon this opinion or the material that is supported by this opinion in the registration statement. The opinion may limit reliance as to purpose, but not as to person with regard to the voting shareholders.

Exhibit 8.2

10. Revise at the outset to indicate that the opinion is addressing the material tax consequences of the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Marc Thomas, Review Accountant, at (202) 551-3452 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-33419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via E-mail
       David W. Swartz
       Stevens & Lee, PC